EXHIBIT 99.1

Photo Release -- Student Transportation Inc. Supports National Bullying Prevention Month

Leading School Bus Transportation Company Raises Awareness to Stop Bullying

DANIEL ISLAND, S.C., Oct. 1, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, is showing its support of National Bullying Prevention Month with a company-wide "Bullying STOPS Here" campaign.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=14969

STI and its family of companies will conduct awareness-raising events and activities throughout the month of October. Company bus drivers across North America are kicking off the month today by wearing blue shirts to show solidarity against bullying.

Other activities this month will include poster contests in conjunction with local schools and the display of STI "Bullying STOPS Here" posters in company buses, terminals and schools. In other locations, employees will design t-shirts with anti-bullying messages and host community events to promote kindness. All locations will conduct special training sessions to promote awareness and continue to educate drivers and other employees about how to prevent bullying on the school bus.

"The first step in education is the first step on the school bus," said Nicholas Pizzo, Director of Organizational Development at Student Transportation Inc. "We transport more than 700,000 students to school each day and our efforts to maintain a safe and calm environment on the school bus sets the stage for a positive learning experience throughout the day. Doing everything possible to ensure the safety and well-being of passengers and drivers is part of our unique safety culture."

Continuing education is a high priority at STI which has created Student Transportation University (STU) to provide in-depth distance learning and training programs that include tips to establish a "positive bus environment" to help mitigate bullying on company buses. Drivers are trained to interact with their passengers and build trust; drivers and school bus aides encourage students to be good citizens while also supporting each school districts' rules and behavior expectations.

"Making our distance learning modules available to everyone in our STI family provides additional perspective and support to our local leadership teams and our drivers," said Pizzo. "Our learning modules on bullying awareness and prevention provide strategies for drivers like encouraging passengers to help create a healthy environment on our buses. This sends a message to our parents and communities that we truly care about the safety and security of their children."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

The photo is also available via AP PhotoExpress.

CONTACT: For more information, please contact:

         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com